UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Abel Avellan

c/o AST SpaceMobile, Inc.

Midland Intl. Air & Space Port

2901 Enterprise Lane

Midland, Texas 79706
(432) 276-3966

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	Page 2

1	NAME OF REPORTING PERSON Abel Avellan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,163,078 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,163,078
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,163,078 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Comprised of (i) 78,163,078 shares of Class A Common Stock of AST SpaceMobile, Inc. (the “Issuer”) that may be issued upon redemption by the Reporting person of 78,163,078 common units (the “AST Common Units”) of AST & Science LLC (“AST”). In addition, the Reporting Person beneficially owns 78,163,078 shares of Class C Common Stock of the Issuer (the “Class C Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class C Common Stock carries ten votes per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class C Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholder Parties.

(2)	The percentages reported in this Schedule 13D are based upon approximately 129,892,982 shares of Class A common stock outstanding comprised of (i) 51,729,904 shares of Class A common stock outstanding as of November 15, 2021 (according to the issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 15, 2021), and (ii) approximately 78,163,078 shares of Class A common stock issuable upon the redemption of the AST Common Units owned by the Reporting Person. This percentage does not represent the Reporting Person’s current voting interest in the Issuer, as the Reporting Person has a 88.31% voting interest in the Issuer by virtue of his ownership of all of the shares of Class C Common Stock of the Issuer.

CUSIP No. 00217D100	Page 3

Item 1.	Security and Issuer.

This statement on Schedule 13D is filed with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. Prior to the Business Combination (as defined below), the Issuer was known as New Providence Acquisition Corp. (“NPA”).

Item 2.	Identity and Background.

This Schedule 13D is being filed by Abel Avellan, a citizen of the United States (the “Reporting Person”). The business address of the Reporting Person is c/o AST SpaceMobile, Inc., Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. The Reporting Person’s present principal occupation is Chief Executive Officer and Chairman of the Issuer, and the Reporting Person has served in such a capacity since founding AST SpaceMobile in 2017. Prior to founding AST, the Reporting Person served as the founder and Chief Executive Officer of Emerging Markets Communications (“EMC”), a satellite-based communications services provider to maritime and other mobility markets, from 2000 until its sale in July 2016.

The Reporting Person, Invesat LLC (“Invesat”), Rakuten Mobile USA Service Inc. (“Rakuten”), Vodafone Ventures Limited (“Vodafone”), ATC TRS II LLC (“American Tower”) and New Providence Management LLC (“NPA Sponsor” and together with the Reporting Person, Invesat, Rakuten, Vodafone and American Tower, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Person, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Person and the other Stockholder Parties, see Item 4 below.

During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

Upon consummation of the Business Combination (as defined below), the Reporting Person’s 78,163,078 then-existing common units of AST & Science LLC, a Delaware limited liability company (“AST”) were reclassified as 78,163,078 common units of AST (the “AST Common Units”) that may be redeemed by the Reporting Person at any time on or after April 6, 2022 for shares of the Issuer’s Class A Common Stock on a one-to-one basis. Pursuant to the Equity Purchase Agreement (as defined below) and also in connection with the Business Combination, the Reporting Person received 78,163,078 shares of the Issuer’s Class C Common Stock, which, until the Sunset Date (as defined in the Stockholders’ Agreement), afford the Reporting Person voting rights in the Issuer equal to the lesser of (x) ten (10) votes and (y) the Class C Share Voting Amount (as defined in the Second Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate of Incorporation”) on specific matters (see Item 4 below).

Item 4.	Purpose of Transaction.

The information set forth in Items, 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Business Combination

On April 6, 2021 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of December 15, 2020, by and among NPA, AST, NPA Sponsor, Tom Severson, Invesat, Vodafone, American Tower, Samsung Next Fund LLC (“Samsung”), Rakuten Mobile Singapore PTE LTD (“Rakuten LTD”) and the Reporting Person (together with Mr. Severson, Invesat, Vodafone, American Tower, Samsung and Rakuten LTD, the “Existing Equityholders”), NPA reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of the Issuer’s business are held by AST LLC, and the Issuer’s only asset is its equity interest in AST LLC (collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”).

CUSIP No. 00217D100	Page 4

A&R Operating Agreement

In connection with the Business Combination, the Issuer, AST LLC and the Existing Equityholders entered into a Fifth Amended and Restated Limited Liability Company Operating Agreement of AST LLC (the “A&R Operating Agreement”), which, among other things: (i) appointed the Issuer as the managing member of AST and (ii) restructured the capitalization of AST to: (a) authorize the issuance of the AST Common Units to the Issuer, (b) reclassify the existing common units and series preferred units of AST, subject to certain exceptions, held by the Existing Equityholders into AST Common Units, and (c) reclassify all of the incentive units of AST into units of ownership interest that entitle the holder to the Issuer’s incentive equity units, concurrently with and subject to adjustments to the options to purchase AST Common Units affecting the number of incentive equity units and exercise price (as applicable) thereof.

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST LLC Units and shares of Class C Common Stock, subject to certain exceptions. From and after April 6, 2022, the Reporting Person may redeem or exchange one common unit of AST LLC for one share of Class A Common Stock or, at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class C Common Stock to the Issuer (provided that the amount of any cash settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock for the purpose of satisfying such settlement).

As a result of the Business Combination, pursuant to the A&R Operating Agreement, the Reporting Person received 78,163,078 AST Common Units and 78,163,078 shares of the Issuer’s Class C Common Stock.

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. Since the Closing Date, the Board consists of 13 directors, with two director seats being vacant, which the Reporting Person may fill at any time. Pursuant to the Stockholders’ Agreement, the Stockholder Parties have the right to nominate directors as follows: (a) the Reporting Person has the right to nominate seven members to the Board, including the two initial vacancies which the Reporting Person has the right to fill, (b) Invesat, Vodafone, NPA Sponsor and American Tower each has the right to nominate one member to the Board, and (c) Rakuten has the right to nominate two members to the Board. Pursuant to the Stockholders’ Agreement, the Stockholder Parties agreed to vote for each of the foregoing nominees and to take all necessary action to cause the Reporting Person to be the chairperson of the Board. Moreover, each of the Stockholder Parties agreed until the Sunset Date (as defined therein) (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares (as defined therein), whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Issuer in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with the foregoing provision. In addition, the Stockholder Parties agreed that, until such date as the Stockholder Parties collectively control less than 50% of the total voting power of the Issuer: (i) the Stockholder Parties will take all necessary action to cause the Issuer and the Board to maintain the Redemption Election Committee (as defined in the Stockholders’ Agreement) of the Board and its delegated powers and (ii) the provisions of the Stockholders’ Agreement relating to the Redemption Election Committee cannot be amended without the express approval of the Redemption Election Committee. Additionally, until the Sunset Date (as defined in the Stockholders’ Agreement), each share of Class C Common Stock entitles the Reporting Person to a number of votes on all matters which stockholders generally are entitled to vote equal to the lesser of (x) ten (10) votes and (y) the Class C Share Voting Amount (as defined in the Certificate of Incorporation), except that, in each case, to the fullest extent permitted by law, the Reporting Person will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or under the General Corporation Law of the State of Delaware.

The Reporting Person’s right to nominate directors will decrease in proportion to his, and his permitted transferees’, ownership interests in the aggregate outstanding voting power of the Issuer, such that if they collectively, at any point after the Closing Date: (i) own less than 50% of the aggregate outstanding voting power of the Issuer, the Reporting Person may only nominate five members to the Board, (ii) own less than 40% of the aggregate outstanding voting power of the Issuer, the Reporting Person may only nominate three members to the Board, (iii) own less than 30% of the aggregate outstanding voting power of the Issuer, the Reporting Person may only nominate two members to the Board, (iv) own less than 20% of the aggregate outstanding voting power of the Issuer, the Reporting Person may only nominate one member to the Board, and (v) own less than 5% of the aggregate outstanding voting power of the Issuer, the Reporting Person will no longer be entitled to nominate any members to the Board. If the size of the Board changes, the number of members that the Reporting Person may designate will change proportionately.

CUSIP No. 00217D100	Page 5

Additionally, the Stockholders’ Agreement prohibits the Reporting Person and the other Stockholder Parties from transferring shares of Class A Common Stock, Class B Common Stock and Class C Common Stock received in the Business Combination prior to April 6, 2022, subject to certain exceptions.

Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, the AST Equityholders (as defined in the Registration Rights Agreement) and NPA Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement). Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

The foregoing descriptions of the Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are each attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination. On April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock, or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class C Common Stock to the Issuer (which would decrease the voting power of the Reporting Person).

Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his position as a securityholder of the Issuer and in his positions as Chairman of the Board and Chief Executive Officer of the Issuer, may engage in discussions with other members of management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above or other than as may have arisen in his capacity as a director or executive officer of the Company, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

●	Amount beneficially owned: 78,163,078.

●	Percent of class: 60.2%.

●	Number of shares the Reporting Persons have:

i.	Sole power to vote or direct the vote: 78,163,078.

ii.	Shared power to vote: 0.

CUSIP No. 00217D100	Page 6

iii.	Sole power to dispose or direct the disposition of: 78,163,078.

iv.	Shared power to dispose or direct the disposition of: 0.

The Reporting Person may be deemed to beneficially own 78,163,078 shares of Class A Common Stock issuable upon conversion of 78,163,078 common units of AST held of record by the Reporting Person.

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)	Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 above summarize certain provisions of the Stockholders’ Agreement and the Registration Rights Agreement and are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference. The responses set forth in paragraph (b) of Item 5 are hereby incorporated by reference in this Item 6.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as an Exhibit.

1	Fifth Amended and Restated Operating Agreement of AST & Science, LLC, dated as of April 6, 2021 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
2	Stockholders’ Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
3	Registration Rights Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2022

	By:	/s/ Abel Avellan
Abel Avellan